UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This report on Form 6-K of the registrant consists of a press release issued by the registrant on May 10, 2016, announcing the registrant’s first quarter financial results for the period ended March 31, 2016, which is attached hereto and incorporated by reference herein.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission (the "SEC"), as amended by the post-effective registration statement on Form S-8 POS filed February 5, 2016, (ii) the registration statement on Form S-8 (number 333-209403) of the registrant, filed with the SEC, and (iii) the registration statement on Form F-3 (333-207543) of the registrant, filed with the SEC, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release: Foamix Reports First Quarter 2016 Financial Results and Provides Business Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer

Date: May 10, 2016